Exhibit (a)(44)

FINAL TRANSCRIPT

AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

Event Date/Time: Apr. 25. 2007 / 10:00AM ET

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FINAL TRANSCRIPT

Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Arne Haak

AirTran Holdings, Inc. - VP Finance, Treasurer

Stan Gadek

AirTran Holdings, Inc. - SVP, Finance and CFO

Joe Leonard

AirTran Holdings, Inc. - Chairman, CEO

Bob Fornaro

AirTran Holdings, Inc. - President, COO

CONFERENCE CALL PARTICIPANTS

Jim Parker

Raymond James - Analyst

Ray Neidl

Calyon securities - Analyst

Jamie Baker

JPMorgan - Analyst

Gary Chase

Lehman Brothers - Analyst

Lily Ng

Merrill Lynch - Analyst

Frank Boroch

Bear Stearns - Analyst

Kevin Crissey

UBS - Analyst

Daniel McKenzie

Credit Suisse - Analyst

Bob McAdoo

Prudential Equity - Analyst

PRESENTATION

Operator

Good morning. My name is Judith, and I will be your conference operator today. At this time I would like to welcome everyone to the AirTran Holdings Inc. first quarter 2007 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer period. (OPERATOR INSTRUCTIONS). It is now my pleasure to turn the floor over to your host.

Arne Haak - AirTran Holdings, Inc. - VP Finance, Treasurer

Good morning, everyone. I want to thank you for joining us today for AirTran Holdings first quarter 2007 earnings call. Joining me today is Stan Gadek, our Chief Financial Officer; Bob Fornaro, our President and Chief Operating Officer; and Joe Leonard, our Chairman and CEO. As is our usual practice, we will begin by reminding you that this call may include forward-looking statements, and our actual results may differ materially from these statements. These comments are not historical facts, and

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Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

instead you should consider them as time sensitive forward-looking statements that are accurate only as of April 25, 2007. We will also be discussing several non-GAAP financial measures that we believe are more consistent with our true operating performance and provide a more meaningful period to period comparison as they exclude special items.

A copy of today’s press release and a reconciliation of these non-GAAP financial measures are available in the Investor Relations section of the Company’s website act AirTran.com. Finally, we will also be discussing our proposed acquisition of Midwest Air Group. I would like to advise everyone that we will be referring to information that is contained in our earnings release this morning, as well as our form S4 registration statement. I would highlight that all of our documents have extensive Safe Harbor language in the (inaudible) that you should review. Investors and security holders are urged to read these registration statements that have been filed with the SEC as well as any amendments or supplements to these documents.

In addition to being available on our website they are also available at the SEC’s Internet website, which is SEC.gov or you can contact the Company to obtain free copies of these documents. With that, I would like to turn the call over to Stan Gadek, our Chief Financial Officer.

Stan Gadek - AirTran Holdings, Inc. - SVP, Finance and CFO

Thank you, Arne, and good morning, everyone. Today AirTran Holdings is pleased to report net income of $2.4 million or $0.03 per diluted share for the first quarter of 2007. We are especially pleased with this performance as it represents a return to profitability in a period which historically has been our worst quarter. We believe these results reflect our strong operational performance and improving competitive environment, a [head] quality product combining value and amenities and the benefits of our strategic growth plan. Over the past few years we have focused on improving our operating performance and reducing costs. We have made significant investments in systems, training and people in order to support the growth of the operation and the deliveries of new aircraft.

Our focus on operational excellence is yielding results and is evident in our performance during the first quarter. In spite of two major winter storms which had the potential to significantly disrupt our operation, given the high concentration of flights that we operate in the Northeast, our operating performance exceeded that of many of the other carriers in the industry. Based on the most currently available DOT data for January and February 2007, AirTran ranked first out of 11 major carriers having the least number of lost bags and third-best in terms of on-time arrivals, completion factor and customer complaints.

AirTran also continues to rank near the top in terms of fewest numbers of involuntary denied boardings for the fourth quarter 2006, which is the most recent publicly available reporting period. These results are impressive and show significant improvement over the first quarter of 2006. Operating performance directly impacts the customer’s perception of the airline, and in that regard our ranking among consumers has improved, as well. For the third year in a row AirTran ranked second among major airlines in customer satisfaction in a highly respected and independent survey conducted by Wichita State University and the University of Nebraska at Omaha.

This is not a onetime result but demonstrates for the third year in a row consistent quality service that ranks near the top of this nationally recognized survey. AirTran’s cost performance continues to improve, as well. During the first quarter we achieved a 4.1% reduction in year-over-year non fuel unit costs and a 4.7% improvement in operating CASM, which includes fuel. The improvement in our cost structure began with the deliveries of the Boeing 717 and is being further driven by the new Boeing 737. While the savings and fuel and maintenance costs are impressive, the new aircraft are an integral part of the growth plan, which is increasing productivity and efficiency throughout the network.

The competitive environment is also improving as we have seen a balancing of capacity to demand in many of our markets. This, too, has contributed to our performance in the first quarter. In addition, we believe that the AirTran route network is becoming more diverse as we grow an East to West route structure and add new markets. In fact, by midsummer 2007 in excess of 20% of our available seat miles will be in transcontinental markets to and from points in the East and Midwest to points on the West Coast. Since the first of the year we have commenced service to Phoenix, Daytona Beach and Newburgh, New York. In addition, we have announced new service to San Diego, St. Louis, Charleston, South Carolina and Portland, Maine.

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Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

This summer we will commence new service between Las Vegas and Milwaukee, Moline, Bloomington, Flint, Canton, Akron, Dayton and Rochester. As a result of these new markets we will reduce the impact of Florida’s seasonality on our route network. Our growth plan is the product of careful analysis of market opportunities and the deployment of new fuel efficient aircraft. When combined with quality service and great product a low cost structure and an improving competitive environment, we believe that AirTran is on track to deliver superior performance going forward.

Now I would like to talk about our metrics. Since the first of the year AirTran has taken delivery of five of twelve 737s scheduled for delivery in 2007. We will also close on the sale of two new aircraft to an international buyer at the end of April. This believes five 737s to be delivered between now and the end of July. At that point in time there will be no further aircraft deliveries until the first quarter of 2008. On a year-over-year basis capacity in terms of available seat miles increased 20.5%, resulting from 22 additional aircraft year-over-year and a 5.3% increase in average stage length from 646 miles to 681 miles. The increase in stage length reflects the effect of increased long haul flying and the changing nature of our route network.

Traffic or revenue passenger miles increased 19.2% resulting in a first quarter load factor of 70.1%. Average fare for the first quarter was $94.29, exceeding last year’s first quarter average fare by 6%. On a sequential basis average fare increased 7.5% over the fourth quarter of 2006. Combined with the slight reduction in load factor, passenger unit revenue declined less than 0.05% from $0.0924 to $0.0920.

During the first quarter 2007 AirTran served nearly 5.1 million customers, representing an all-time first-quarter record. It is interesting to note that four years ago we reported serving a total of 2.6 million customers in the first quarter of 2003 with a 67.8% load factor. Not only have we doubled the numbers of customers served over the last four years, we have actually increased our load factor by 2.3 percentage points on a capacity increase of over 125%. For anyone doubting the success or credibility of AirTran’s growth plan and the scalability of our model, these facts overwhelmingly demonstrate what we have achieved.

Average daily utilization was 10.9 hours for the quarter and represents the average of a low of 10.8 hours in January and a high of 11 hours in March. The lower daily utilization in the early part of the quarter primarily reflects the cancellation of flights (inaudible) with the winter storms. Utilization by fleet type was 10.6 hours for the 717 and 11.3 hours for the 737s.

Looking at first quarter operating statistics on a year-over-year basis, our on-time arrivals in the first quarter 2007 were 76.4% versus 75.8%. Completion factor was 98.5% compared to 99% and baggage claims per thousand passengers is flat at 3.88. Excluding weather cancellations our completion factor in the first quarter would have been 0.9% higher or 99.4%.

Now I would like to review our financial performance. Passenger revenue for the first quarter was an all-time record $479 million generated by a 6% increase in average fare and a 13.2% increase in passengers. Total revenue was $504.5 million, which includes $25.5 million of cargo and other revenue.

Looking at the individual line items of expense on a unit cost basis, salaries, wages and benefits declined by 2.8% from $0.0213 to $0.0207. As in prior quarters, the improvement in unit costs reflects the productivity gains resulting from the new aircraft. On an FTE per aircraft basis productivity in the first quarter was 58.1 employees per aircraft compared to 63.4 in the prior year and 60.4 sequentially. The year-over-year change represents an 8.3% gain in employee productivity.

Aircraft fuel expense on a unit cost basis declined 5.6% from $0.0338 to $0.0319 primarily as a result of the reduction in the price per gallon of fuel from $2.06 in the first quarter of 2006 to $2.01 in 2007. Year-over-year fuel burn per block hour increased slightly by 0.005% to 665 gallons from 662 gallons in 2006. In absolute dollars AirTran’s fuel expense increased $20 million, of which $24.4 million was related to additional flying, partially offset by a $4.4 million related to the reduction in price.

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Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

During the first quarter AirTran was hedged using fixed forwards for approximately 28.3% of our fuel at a commodity price per gallon of $1.96 including taxes and fees. The first quarter benefit from fuel hedging was approximately neutral. Aircraft run on a unit cost basis declined 5.6% to $0.0117 cents from $0.0124 cents in the year earlier period. The reduction resulted from the greater number of debt financed aircraft. Updating our fleet information, the number of leased and owned 737s as of the end of the first quarter 2007 are 45 737s of which 22 are leased and 23 are owned. There is no change to the 717 fleet. For the remainder of the year we will receive 3 737s in the second quarter and two in July.

Distribution unit cost was essentially flat year-over-year. During the first quarter 2007, 58.9% of our bookings came from AirTran.com. In addition, 56.3% of our customers checked in for their flights using the Internet or kiosks. Maintenance, materials and repairs unit costs dropped 16.9% from $0.077 to $0.064. The reduction in maintenance unit costs, primarily occurred as a result of some onetime maintenance events in a higher number of seat checks in the first quarter of 2006, as well as the benefit we are getting from the new aircraft in 2007. Maintenance costs per block hour was approximately $270 per block hour compared to approximately $310 per block hour in 2006, representing a 13% reduction.

Now I want to bring to your attention a change in the way we categorize costs on the maintenance line. Prior to this year we included in maintenance expense the costs of de-icing and some other airport-related expenses. Effective with the first quarter 2007 we have moved those expenses to the Other expense line. The numbers in our press release reflect the new classification and are approximately $9.7 million for the first quarter 2007 and $5.9 million for the first quarter of 2006. Landing fees and other rents increased 7.7% to $0.056 from $0.052. The increase in this line item resulted from the growth of our fleet and higher airport fees at the locations we operate from.

Aircraft insurance and security services unit costs declined 21.4% from $0.014 to $0.011. As in prior periods the reduction reflects continued improvements in our hull and liability insurance rates. Marketing and advertising unit costs declined 19.2% from $0.026 to $0.021. The reduction in marketing expenses primarily reflects the expiration of certain promotional programs, as well as the timing of marketing expenses. Depreciation unit costs were up 42.9% from $0.014 to $0.002. And this increase is almost entirely driven by the increased numbers of owned 737s and purchases of spare parts.

Other operating expense unit costs declined 2.1% reflecting a slight reduction in unit costs from $0.0094 to $0.0092 and as in prior periods the Company continues to exercise good control of overhead expense. Overall our operating performance swung from a loss of $11.3 million in the first quarter of 2006 to an operating income of $13.4 million in the first quarter 2007, or an improvement of $24.7 million.

Operating margin for the quarter was 2.7%. First quarter 2007 EBITDA was $23.6 million or $28.8 million improvement compared to the negative EBITDA of $5.2 million in the first quarter of 2006. EBITDAR was $84.5 million or $36 million better than the year earlier EBITDAR of $48.6 million. On a bottom line our performance improved from a net loss of $8.8 million in 2006 to net income of $2.4 million in 2007, an overall improvement in net income of $11.3 million.

Looking at the balance sheet AirTran ended the first quarter with $375.2 million in total cash and investments, of which $28.1 million was restricted. In addition, the Company has deposits with Boeing net of predelivery deposits of approximately $120 million. Current and long-term debt including capital lease obligations increased to $940.1 million as a result of the financing of new aircraft and predelivery deposits.

I would now like to update our guidance for the remainder of the year. Capacity growth is expected to be 21% for Q2, 20% for Q3 and 15% for Q4, or approximately 19% for the year. Nonfuel unit costs are expected to be down 3 to 3.5% for the full-year with a reduction of between 5 and 6% for the second quarter, and a reduction of between 1 and 3% in Q3 and flat for Q4. We have increased our fuel hedging for 2007 and our fuel contract and hedge positions including all taxes and fees by quarter are for the second quarter, 34.5% at a price of $2.05 to $2.10. In the third quarter 49.4% in a range of from $2 to $2.05 and in the fourth quarter 46.8%, again in a range of $2 to $2.05. We are nearly 60% hedged during the hurricane season of August to October.

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Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

Our estimate for jet fuel prices in the current quarter are in a range of from $2.17 to $2.22 assuming a crude oil price of approximately $65 a barrel and a crack spread of $18 a barrel. Annual fuel consumption is still estimated to be between 360 and 370 million gallons. Annual fuel expense sensitivity due to changes in price will be approximately plus or $-9 million for every $1 per barrel change in crude oil or crack spread.

And now I would like to give a brief update on our proposal to acquire Midwest Air Group. On April second we announced an increase in our offer to $15 per share consisting of $9.00 of cash and 0.5842 shares of AirTran stock. As of last night’s market close our offer is now worth $15.78 per share to Midwest shareholders. We believe that this is a full and generous offer and represents a 16.7% premium over yesterday’s closing price for Midwest of $13.52 and a 90.6% premium over the thirty-day MEH average share price of $8.28 prior to our original offer in October 2006. We are confident that our proposal will create significant employment and economic benefits for all stakeholders. We also believe that we have a growing body of support among Midwest’s shareholders. Our desire is to consummate a friendly transaction, and we call upon the Board and management to join us in building a new airline which will combine the best attributes of both companies.

In conclusion, we wish to thank our customers for their business, our shareholders for their support and our crew members for their hard work and dedication in providing safe, reliable and quality air transportation. As we look forward to the second quarter we note that our core financial and operating fundamentals are improving during our seasonally strongest period. We look forward to continued profitability in the second quarter and full-year 2007. And to providing you with further updates in the months ahead. Thank you for your interest in AirTran, and at this time I would like to open the call for questions.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS) James Parker, Raymond James.

Jim Parker - Raymond James - Analyst

Obviously you are in favor of consolidation in your efforts to acquire Midwest. Just curious in general looking at low-cost carrier sector and do you think that consolidation is highly likely, more than just Midwest? And what would be the logic behind that?

Unidentified Company Representative

I think this situation is a lot different than a general consolidation play. You have two airlines whose fleets matches up perfectly who, quite frankly the fleets don’t match up very well with other folks for the most part with the 717s, and you also have a route structure that is a perfect fit as well. There are only four routes that Midwest and AirTran overlap on. So we view this as not a consolidation story as much as an accelerated growth story. And chance to make two good airlines one really great airline. So one and one much greater than two here. And so we don’t view this, quite frankly, as consolidation as more of an advance growth story.

Jim Parker - Raymond James - Analyst

Joe, just beyond Midwest, though, looking at the low-cost carrier sector, would it make sense for companies to combine just because of geographic improvement in market territory?

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Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

Joe Leonard - AirTran Holdings, Inc. - Chairman, CEO

I think it is much more complicated than that, Jim. I think the fleet has got to match up. The routes have got to match up, and I think putting companies together just for to build size is not in and of itself compelling.

Jim Parker - Raymond James - Analyst

Joe, a second question, of course there is an open skies between the U.S. and Europe set to take effect next year. And some low-cost carriers outside the U.S. meaning Ryanair, Air Asia, Virgin Blue in Australia. Now GOL has acquired Varig. What is the likelihood that AirTran might look to do trans-Atlantic or enter into agreements with other carriers to do trans-Atlantic?

Joe Leonard - AirTran Holdings, Inc. - Chairman, CEO

Jim, I think the question is - that is a fairly simple one. I think in the near-term in the next few years it really isn’t a good fit, and it would be just a tremendous distraction for this Company. And I think everybody wants to exaggerate the opportunity. We think for us strengthening our domestic division is really the number one priority for our success. And if you start really fooling around with other things really changes really what we are about. So I think it is highly unlikely for us to do anything over the next several years. In terms of partnering with airlines, we look at a lot of different things but we don’t view ourselves as participating in the flying directly over the next couple years.

Jim Parker - Raymond James - Analyst

Okay. Thanks.

Operator

Ray Neidl, Calyon Securities.

Ray Neidl - Calyon securities - Analyst

Growth prospects for 2008 along with your aircraft delivery, what kind of ASM growth are you seeing for 2008 right now?

Joe Leonard - AirTran Holdings, Inc. - Chairman, CEO

Ray right now it looks like 12 to 13%. So basically down from round number is about 20 this year; let’s say 12 to 13, 12.5%. And actually we look at it as actually a good digestion point. What it means is fewer developmental routes in place. And we think that is actually going to be a positive for us.

Ray Neidl - Calyon securities - Analyst

Great. And the Midwest situation, could you just give us a quick update on the schedule there? I guess Midwest moved their board meeting back a month and you are trying to get 3 members on the board and then what happens after that?

Unidentified Company Representative

Right now the timeframe is our tender offer expires on May 16th. We have no intention of changing our offer. And then the board meeting has been sent back to June 14. We continue to pursue both the tender and the proxy. We have every reason to

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FINAL TRANSCRIPT

Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

believe that we will be successful. The indications that we are getting from shareholders is very, very positive. And we have a significant number of shares in the box already, which is highly unusual normally in a deal like this. About 70% of the shares come in in the last three days. We have a significant number in the box with a month to go.

Ray Neidl - Calyon securities - Analyst

Great. Thank you, guys.

Operator

Jamie Baker, JPMorgan.

Jamie Baker - JPMorgan - Analyst

Bob, Stan usually turns it over to you for demand guidance. You have a pretty tough comp RASM coming up in the second quarter. Any reason we should think that you could repeat the flattish RASM that you just showed us for the first quarter?

Bob Fornaro - AirTran Holdings, Inc. - President, COO

Jamie, (inaudible) really the comps are just really too overwhelming. Last April our unit revenue was up I believe 20% plus. And so if you look at the demand, also look at it over a six-month period of time, it really looks very good. April and May, yes, are going to be down, and we got a chance of turning positive in June. And I think we are very comfortable that we think we are going to be up in the summer. So I think if you look at unit revenue right now we are probably looking at a 3.5 to 4% down. That is because April and May go down. June can bring it up. I think the Easter shift for us pushed about $5 million from April to March. And I think there is really one other thing that really happened.

One of the reasons why our numbers were so strong and not just AirTran. There was a lot of book away from Delta last year in April and going into May because there was a threat of a pilot walkout. And I think a lot of carriers, us included and other East Coast carriers had a lot of benefit. And I think that traffic gets shifted back. So when we look at the package that we are seeing the underlying demand looks very strong. I am not really bothered by April or May. There is not much we can do about it year-over-year impacts. But as we look into June and July the numbers look exceptional at this point.

Jamie Baker - JPMorgan - Analyst

Excellent. As a follow-up to that is there any rule of thumb as to how long a new city takes to spool up? As we think about this growth hiatus in the second half no new city openings, no new aircraft being delivered, any guidance that we could get as to going back and looking at all the cities that you turn on until that point and how quickly they may ramp up. Is a year about the average time? Is it six months, or is it all over the place?

Bob Fornaro - AirTran Holdings, Inc. - President, COO

It really is all over. If you look at the - let’s say the routes that we are doing Atlanta long-haul. It is filling up very quickly now. Three or four years ago we had to really kind of battle our way into L.A., San Francisco and Las Vegas. Those markets are really good and the new ones now are coming strong right out of the box because we’re going to have 260 departures in Atlanta by the time we get to June. We have a very strong network.

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Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

The Florida routes tend to spool up on a seasonal basis and so you could add them in and contract it. But when we go into a new route and where we don’t have much territory let’s say a business market, let’s just say a Boston to Midway. Those kind of routes are really going to take us two years before it is a really (multiple speakers) to really kind of - you got to compete your way in. Whereas a Atlanta, San Diego can really spool up; obviously the first season will be strong but it is a one, it is nine months to a year and it should be profitable. Right now I think the quality of the growth that we have, that we are adding is really much better than really where it was 9, 10 months ago. It is dramatically changed. We feel pretty comfortable about what we are doing because there is just one last comment and Stan mentioned it, a year ago we were about 15 to 16% east-west, and this year will be probably 21 to 23%. And we think that will help us as we get into August, September and October where historically we have struggled.

Jamie Baker - JPMorgan - Analyst

Excellent. Really appreciate it. Congratulations on a good first quarter. Thanks.

Operator

Gary Chase, Lehman Brothers.

Gary Chase - Lehman Brothers - Analyst

Bob, could you just elaborate a little bit on what you see kind of competitively in the second quarter particularly vis-a-vis Delta? We noticed a lot of capacity going in Atlanta West. I know that is a small piece of your system, but what are your thoughts on how that plays versus where you were in the first quarter where I think things were also favorable?

Bob Fornaro - AirTran Holdings, Inc. - President, COO

If you look at the capacity it really turns favorable in March and April; because I think AirTran capacity and Delta capacity was way too high in the fourth quarter. And so what you are really seeing is again, you can look at these capacity numbers a number of ways but competitive capacity was still up in the quarter in our markets, in the Delta’s and ours; turns negative in April then begins to go up. We are looking at round numbers all in about 2.5, 3% increase in capacity, which given the season that we are going into we are very, very comfortable with that.

There is obviously a little more capacity on Delta to the West Coast. But we’re very comfortable with these routes. What they do is not really impact us that much. We are a small player to the West Coast. We have four or five flights. We are less dependent on the macro east-west environment. We feel pretty good about the capacity right now.

Gary Chase - Lehman Brothers - Analyst

And Bob, I apologize, could you just go back over the March/April thing, what you think was impacted relative to the holiday placement? Did I hear you say $5 million?

Bob Fornaro - AirTran Holdings, Inc. - President, COO

About $4 or $5 million it looks like, and last week of March was exceptionally strong. So that is about 1% of our revenues and it probably boosted March about 2% plus because of that shift.

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FINAL TRANSCRIPT

Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

Gary Chase - Lehman Brothers - Analyst

Okay, and just order of magnitude do we need a large gain in June in order to get to that down 3.5, 4 for the quarter? Can you just give us a sense, are we – do we start with the combination of April and May well below that where you think you have upside in June? Is that how –

Bob Fornaro - AirTran Holdings, Inc. - President, COO

Yes. But again, our negative -3.5 to 4 actually assumes all the months down but we think there is a possibility of upside in June.

Gary Chase - Lehman Brothers - Analyst

Got it.

Bob Fornaro - AirTran Holdings, Inc. - President, COO

And then beyond that it really begins to improve significantly as we move into the third quarter. I think that is where you are going to see the benefits of the things that we’ve done. Second quarter is our strongest quarter of the year by far. Looking at a strong second quarter regardless of what the unit [rev] is negative -3 or negative -4 it is going to be a strong quarter, but the real difference is going to be in the third quarter.

Gary Chase - Lehman Brothers - Analyst

One quick nit for Stan. On the CASM fuel guidance seems really low. Any line items in particular that we think are driving that down 5 to 6 seems like a really good cost performance for the second quarter. Just curious what is driving that.

Stan Gadek - AirTran Holdings, Inc. - SVP, Finance and CFO

We’re getting obviously we’re getting a lot of benefit in the maintenance area from the aircraft. That is probably the single largest driver given the number of (technical difficulty) year-over-year. But we are getting great cost discipline throughout the organization on all the other line items.

Joe Leonard - AirTran Holdings, Inc. - Chairman, CEO

I would just add the really encouraging thing in the first quarter and going in the second quarter is while our CASM was down a significant amount 4.7 and we are looking at 6 in the second quarter with unit revenues down about 3.5, every organization, every element of the Company went down. So whether on a pocket there or a pocket there but every single department in the Company had a lower CASM than they had the previous year.

Gary Chase - Lehman Brothers - Analyst

Okay, guys. Appreciate it.

Operator

Mike Linenberg, Merrill Lynch.

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FINAL TRANSCRIPT

Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

Lily Ng - Merrill Lynch - Analyst

This is Lily standing in for Mike. My first question regarding if you could give us some color on the revenue pattern this quarter? Did you see big differences in different areas or perhaps between your short haul versus your long haul routes?

Stan Gadek - AirTran Holdings, Inc. - SVP, Finance and CFO

I think if you look at the actually the revenue pattern I think the best surprise was we actually had positive unit revenue in February, which was in many ways more important than March. If you look at the network it is largely across the board. I think the routes to Florida were exceptional and again Atlanta, was pretty steady. So I generally I would say across the board everything was pretty good. Florida, the east-west was strong this year, and I guess the north-east has improved as well on a year-over-year basis.

Lily Ng - Merrill Lynch - Analyst

Great. Thank you. The second question regarding maybe looking forward a little bit more into ‘08 and ‘09, back in September in ‘06 you guys definitely tried to pare down a little, smooth out the peaks in terms of your aircraft deliveries. Do you have more update on that or right now as it stands because you’re seeing a pretty strong demand environment and feel good about the future, that you are pretty much going to take everything that is coming to you?

Stan Gadek - AirTran Holdings, Inc.- SVP, Finance and CFO

We restructured our deliveries. I think in next year we have 15 deliveries, in ‘08 and 18 and 15. So we are very comfortable with that restructuring and it gives us — we’ve locked in at double-digit growth for the next couple years. And I think again our own diversification efforts, we are pretty happy with. We have added a number of services to Las Vegas and some city fares that we are strong in that will start in July/August. And we are pretty comfortable with that. I think again we are very dependent upon Florida, given our geography. And even small changes in the shape of our network can produce pretty big benefits. So we have locked in our fleet plan. We are very, very comfortable with it. A double-digit growth for AirTran after three or four years of 25% I think it is pretty easy to absorb, and again we are looking forward to it, because we hope we can see some improvement in our earnings going forward.

Joe Leonard - AirTran Holdings, Inc.- Chairman, CEO

But we do have flexibility. We can either flex up by converting 700 – 700 – 800s if we wanted to do that. And there is also still very, very strong demand for 737, 700s and we could kind of say if the economy were to cool off or whatever, we can release a number of airplanes if we choose to.

Lily Ng - Merrill Lynch - Analyst

You mean release the numbers as in sell them in the open market?

Joe Leonard - AirTran Holdings, Inc. - Chairman, CEO

Yes.

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FINAL TRANSCRIPT

Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

Lily Ng - Merrill Lynch - Analyst

Okay, great. Thank you so much.

Operator

Frank Boroch, Bear Stearns.

Frank Boroch - Bear Stearns - Analyst

I was wondering if we could fast forward a little bit to ‘08 and admittedly it is quite a ways off, but given the slower planned capacity growth at this stage, what type of magnitudinal change are you thinking for nonfuel CASM, given the slower capacity albeit on more 737s coming in? Any thoughts on that?

Joe Leonard - AirTran Holdings, Inc.- Chairman, CEO

As we increase the size of the airplanes we really haven’t given any guidance; obviously the cost reductions won’t be as great as they are in ‘07. We are still going to get cost reductions going forward as the productivity improves with the addition of the airplanes. So I think in a way you will still see some nonfuel CASM. But I don’t think as large as the ‘07.

Frank Boroch - Bear Stearns - Analyst

Okay, great. And could you just give us a sense if you have been satisfied with some of the new market performance and your latest thoughts on international type — Caribbean, Latin America — I know you looked at Cancun a while back and canceled that after the hurricanes. But any renewed interest in that region?

Unidentified Company Representative

In terms of the routes — Daytona is a seasonal market, and that performed as we would expect. Phoenix has started out strong. We’ve got a number of new routes starting over the next couple of months, and they are booked pretty well. So I think we are pretty happy with the way this year’s new routes will perform. I think regarding talk about international, I think over time we’re going to see ourselves in probably fly to Canada, fly to the Caribbean. There will be even more focus on trying to establish our strengths in the U.S. network markets like Cancun or San Juan. They fit with what we are doing and eventually those will be the kind of things we do. But we are not in a hurry. 737, 700 allows us to fly really even to parts of Latin America if we so desire. So we have a lot of flexibility, and perhaps sometime in ‘08 you may see us do some Caribbean flying.

Frank Boroch - Bear Stearns - Analyst

Great. Thank you.

Operator

Kevin Crissey, UBS.

Kevin Crissey - UBS - Analyst

Good morning, everybody. Quick one, any update on labor front?

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FINAL TRANSCRIPT

Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

Joe Leonard - AirTran Holdings, Inc.- Chairman, CEO

Yes, we are still in negotiation with the pilots under the supervision of the National Mediation Board, which has asked for a communication blackout. We are honoring that. I would only say that we made considerable progress since the first of the year, and we are hopeful to get an agreement. So that is about all we can say about that.

Kevin Crissey - UBS - Analyst

How about in terms of fuel hedges into ‘08? I noticed you’re ramping them up a little bit here. Do they flow out into ‘08, as well?

Arne Haak - AirTran Holdings, Inc. - VP Finance, Treasurer

Currently we do not have anything on ‘08. We continue to look at it, but there is nothing there to report at this time.

Kevin Crissey - UBS - Analyst

Thank you very much.

Operator

(OPERATOR INSTRUCTIONS) Daniel McKenzie, Credit Suisse.

Daniel McKenzie - Credit Suisse - Analyst

Regarding the strong demand trends, are they being driven primarily by leisure, by business, any color you can provide would be helpful with respect to that.

Unidentified Company Representative

It really has become so hard to tell. I mean over the years the way we sell our tickets. But we think it is in both categories. You’ve got to sort out all the seasonality effects. It looks like business demand is good and leisure as well. So I can’t say definitively, but it looks like it is generally across the board.

Daniel McKenzie - Credit Suisse - Analyst

Okay. And then the weather in the quarter was insignificant for you folks. Any commentary on the impact of that would be helpful, as well.

Bob Fornaro - AirTran Holdings, Inc. - President, COO

I think there is just a little bit. We do have a substantial portion of our operation in market impacted by weather. And clearly we were hit by two storms. We had about $4.5 million of refunds in the first quarter tied to the two storms that we saw. Our completion factor we lost about a point because of additional cancellations. So it was — I can’t say it is not a factor, $4.5 million is a lot of money. But we are pretty happy the way we’ve gotten through it, and again, if you look at our overall performance in the first two months of the year, it really is very good. It has been improving every single year for the last four or five years. And really in most categories we are in top tier. So refund is about $4.5 million due to the storms.

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FINAL TRANSCRIPT

Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

Daniel McKenzie - Credit Suisse - Analyst

One last question here. Wondering if you can provide some RASM commentary on the improvement that you are seeing in the developmental market versus the new markets. What is the level of improvement that you are seeing say a year after going into a new market versus where you are with today?

Bob Fornaro - AirTran Holdings, Inc. - President, COO

I think the type of routes that we are doing really determine the level of performance. And I think a business route — I think I mentioned it before into a city like Midway, is going to take us two years. Because you just don’t have the flow support, and so you have really got to make it in the local market. The markets up and down the East Coast of Florida are generally if they are going to work they are going to really work in the first year now. I think the strength of our operation in Atlanta is now really helping us spool off in these West Coast markets. Again, we’ve got 30 some odd planes on the ground at any given time in Atlanta, and that allows us to have our east-west markets really form. That is probably the biggest difference. So again, I think the airline is a little bit more diversified. I think that is allowing us at least on the East Coast to ramp up a little bit faster than perhaps three or four years ago.

Daniel McKenzie - Credit Suisse - Analyst

Okay, great. Thanks a lot.

Operator

Bob McAdoo, Prudential Equity Group.

Bob McAdoo - Prudential Equity - Analyst

A quick follow-up to Jamie’s question. You were talking about how long it takes things to spool up. You are starting up a number of smaller airports out to Las Vegas. How should we be thinking about how long it takes that to develop? Have you got any sense of from early bookings how that might be coming along, or what is going on there?

Bob Fornaro - AirTran Holdings, Inc.- President, COO

Bob, we hope those spool up faster. Quite frankly we are not that concerned necessarily about the revenue. A lot of those routes are three or four days a week, and in markets that we are fairly strong in. So in Rochester, New York, Bloomington, Moline, Dayton, we are maybe the largest carrier in the market. We know Vegas is a very large destination. So four days a week we believe we can consolidate that demand across a fewer number of days. We expect them to spool up very quickly. Because of the way we are going to fly them. And then perhaps down the road we can always approach them as daily, but we have tried to build in some of that seasonality and spool up by doing some of those routes on a reduced basis; four days a week rather than seven. That will make them spool up first. They have only been selling for a few weeks, so it is too early. But we think the demand is going to be very strong in all the routes.

Joe Leonard - AirTran Holdings, Inc.- Chairman, CEO

We think Las Vegas looks very much like Orlando as far as a destination goes. And then all of those cities that we are starting up to Las Vegas we do very well into Orlando and Florida.

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FINAL TRANSCRIPT

Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

Bob McAdoo - Prudential Equity - Analyst

Obviously Allegiant is seeing some of that same kind of performance work.

Bob Fornaro - AirTran Holdings, Inc.- President, COO

Very similar strategy to that. Our strength markets do very large destinations.

Bob McAdoo - Prudential Equity - Analyst

And where does that capacity come out of that you are putting in there? And also are you going to be in Indianapolis to the West Coast again this year?

Bob Fornaro - AirTran Holdings, Inc. - President, COO

We are Indianapolis to both San Francisco and Los Angeles through the peak season. And some of the growth really is seasonal. It could be as we approach late August, September and October some of that Las Vegas capacity may have been an extra trip to Florida because Florida certainly does have some peaking in it. So we have an opportunity to move some additional capacity out of Florida in that trough period from late August through October into Las Vegas. And we think again its an era where historically we have struggled and we just view it, we view the whole thing fairly positively at this point.

Bob McAdoo - Prudential Equity - Analyst

One final thing the 15 airplanes in ‘08, are they pretty much spread evenly throughout the year?

Unidentified Company Representative

Yea. Pretty much.

Bob McAdoo - Prudential Equity - Analyst

It is not like you have a drop-off in the fall of ‘08 like you do this year?

Arne Haak - AirTran Holdings, Inc.- VP Finance, Treasurer

No, they are absolutely one or two a month.

Bob McAdoo - Prudential Equity - Analyst

All right. Thanks a lot, guys.

Joe Leonard - AirTran Holdings, Inc.- Chairman, CEO

I will wrap up; first of all thank you very much for attending our conference call this morning. We obviously feel a sense of satisfaction with the first quarter even though our profit is not large. For us the swings year-over-year are pretty enormous. The

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FINAL TRANSCRIPT

Apr. 25. 2007 / 10:00AM, AAI - Q1 2007 AirTran Holdings, Inc. Earnings Conference Call

operating line about $24.5 million improvement year-over-year which is huge and the first quarter for us is always a tough quarter because of January. But 19% RPM growth on 20% ASM growth, very proud of our CASM performance down 4.7%. Ex fuel we are down 4.1%, and as I mentioned earlier the nice thing about that is every single department in every area of the Company improved in CASM.

First time we have carried over 5 million customers in the first quarter. From a DOT standpoint we are really 11 major airlines report; of the 11 we are the best in baggage delivery, which we are pretty consistently at. We are number three in on-time performance completion and complaints. So the quality of our operation we’ve made a goal of improving our operations every year and reducing our cost every year. It is not difficult to do one of those two things. But it is very difficult to do both at the same time, and we’ve consistently done that. We are number two again in the AQR rating, at Wichita State. As Bob mentioned, our new services are spooling up in Phoenix, St. Louis, San Diego, Portland, Maine, Charleston and our Las Vegas and Orlando expansions we feel pretty good about.

Lastly, we will see the Midwest tender through. We are confident that at the end of the day we will prevail, and we think that the price we have out there is fair. And rewards the Midwest shareholders handsomely. But more importantly, provides growth opportunities for the employees of Midwest airlines and will provide substantially more service in Milwaukee and Kansas City and other points than Midwest can do on their own. So taking two great airlines and making a greater airline, combined airline be over 200 airplanes in the near future, coast to coast, border to border, serving over 70 cities. Would be very, very strong and very defensible airline.

With that we look forward and are confident about as we go into the summer, the second and third quarters look very, very strong for us as we move into the summer. Our competitive balance of supply and demand and our own balance of supply and demand will be very much in alignment. And so we look forward to a strong 2007. So with that, thank you very much for your time and attention, and we will see you next quarter.

Operator

This concludes today’s AirTran Holdings Inc. first quarter 2007 earnings conference call. You may now disconnect.

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